SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30007; 813-228]

Jefferies Employees Special Opportunities Partners, LLC, et al.; Notice of Application

March 23, 2012

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30 and 36 through 53, and the rules and regulations under the Act (the "Rules and Regulations"). With respect to sections 17(a), (d), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

<u>Summary of the Application</u>: Applicants request an order to exempt a limited liability company formed for the benefit of eligible employees of Jefferies Group, Inc. and its affiliates from certain provisions of the Act. The limited liability company is an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

<u>Applicants</u>: Jefferies Employees Special Opportunities Partners, LLC ("JESOP"), Jefferies Special Opportunities Advisers, LLC (the "Investment Manager") and Jefferies & Company, Inc. (the "Managing Member").

<u>Filing Dates</u>: The application was filed on January 20, 2000 and amended on January 6, 2004, October 17, 2008, January 9, 2012, January 11, 2012 and March 16, 2012.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 17, 2012 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC, 20549-1090. Applicants, 520 Madison Avenue, 12th Floor, New York, New

York 10022.

For Further Information Contact: Marilyn Mann, Special Counsel, at (202) 551-6813 or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/seach.htm or by

calling (202) 551-8090.

Applicants' Representations:

      1.   JESOP is a Delaware limited liability company and is an employees' securities

company within the meaning of section 2(a)(13) of the Act. Interests in JESOP ("Interests")

were offered to (i) current and former employees, officers, directors, and consultants of the

Jefferies Group, (ii) spouses, parents, children, spouses of children, siblings, and grandchildren of such persons, (iii) trusts and other investment vehicles used or created by such persons, and (iv) the Managing Member and certain other Jefferies Entities. Jefferies Group, Inc. and its "affiliates," as defined in rule 12b-2 under the Securities Exchange Act of 1934 (the "Exchange Act"), are referred to collectively as "Jefferies Group" and individually as a "Jefferies Entity." Interests were not registered under the Securities Act of 1933 ("Securities Act") in reliance on section 4(2) of the Securities Act or Regulation D under the Securities Act and were sold only to "accredited investors" within the meaning of rule 501(a) of Regulation D. JESOP is not currently offering Interests and will not do so in the future, nor will it make capital calls on existing Interest holders ("Members").

2.   JESOP will terminate on March 29, 2013 (the "Termination") and its term will not be extended unless at that time it is able to rely on section 3(c)(1) of the Act. The chief compliance officer of JESOP or the Investment Manager will certify to the Office of Investment Company Regulation of the Division of Investment Management every six months beginning from the date six months following the date of the requested order until March 29, 2013 that JESOP is in compliance with the terms and conditions of the requested order, as reflected in the application and this notice.

3.   JESOP is controlled by the Managing Member, within the meaning of section 2(a)(9) of the Act. The Investment Manager serves as investment adviser to JESOP. JESOP currently owns only (i) Series E Interests of Jefferies High Yield Holdings, LLC ("Holdings"), the sole member of Jefferies High Yield Trading, LLC, a registered broker-dealer, (ii) "eligible securities," as defined in rule 2a-7 under the Act ("Eligible Securities"), (iii) shares of money market funds registered under the Act, and (iv) cash (collectively, "Permitted Instruments").

JESOP will not hold any assets other than Permitted Instruments.

Applicants' Legal Analysis:

1.	Section 6(b) of the Act provides, in part, that the Commission will exempt employees' securities companies from the provisions of the Act to the extent that the exemption is consistent with the protection of investors. Section 2(a)(13) defines an employees' securities company as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2.	Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities. Section 6(e) of the Act provides that, in connection with any order exempting an investment company from any provision of section 7, certain provisions of the Act, as specified by the Commission, will be applicable to the company and other persons dealing with the company as though the company were registered under the Act. Applicants request an order under sections 6(b) and 6(e) of the Act exempting applicants from all provisions of the Act, except sections 9, 17, 30, 36 through 53, and the Rules and Regulations. With respect to sections 17(a), (d), (f), (g) and (j) and 30(a), (b), (e) and (h) of the Act and the Rules and Regulations, and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

3.	Section 17(a) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the company.

Applicants request an exemption from section 17(a) to permit Holdings, in connection with the Termination, to engage in any principal transaction directly or indirectly with JESOP.

4.　　　　Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from participating in any joint arrangement with the registered investment company unless authorized by the Commission. Applicants request an exemption from section 17(d) and rule 17d-1 to the extent necessary to permit JESOP to engage in any transactions in which an Affiliated Co-Investor, or an affiliated person of such person, is a participant, solely in connection with the Termination. The requested exemption would permit JESOP to redeem its Series E Interests in Holdings at or about the same time that another Jefferies Entity is redeeming another series of interests in Holdings. The term "Affiliated Co-Investor" with respect to JESOP means any person who is (a) an "affiliated person" (as defined in section 2(a)(3) of the Act) of JESOP; (b) a Jefferies Entity; (c) an officer, director, or employee of a Jefferies Entity or the Jefferies Group; or (d) an entity in which a Jefferies Entity acts as general partner, or has a similar capacity to control the sale or disposition of the entity's securities.

5.　　　　Section 17(f) of the Act designates the entities that may act as investment company custodians, and rule 17f-2 under the Act allows an investment company to act as self-custodian. Applicants request an exemption to permit the following exceptions from the requirements of rule 17f-2: (i) compliance with paragraph (b) of the rule may be achieved through safekeeping in the locked files or secure server of a Jefferies Entity; (ii) for the purposes of paragraph (d) of the rule, (A) employees of the Managing Member or a designated affiliate of the Managing Member will be deemed to be employees of JESOP, (B) officers of the Managing

Member or a designated affiliate of the Managing Member will be deemed to be officers of

JESOP, and (C) the Managing Member or a designated affiliate of the Managing Member will be

deemed to be the board of directors of JESOP; and (iii) instead of the verification procedure

under paragraph (f) of the rule, verification will be effected quarterly by two employees of the

Managing Member or a designated affiliate of the Managing Member.

6.　　　Section 17(g) and rule 17g-1 generally require the bonding of officers and

employees of a registered investment company who have access to its securities or funds. Rule

17g-1 requires that a majority of directors who are not interested persons of a registered

investment company ("disinterested directors") take certain actions and give certain approvals

relating to fidelity bonding. Paragraph (g) of rule 17g-1 sets forth certain materials relating to the

fidelity bond that must be filed with the Commission and certain notices relating to the fidelity

bond that must be given to each member of the investment company's board of directors.

Paragraph (h) of rule 17g-1 provides that an investment company must designate one of its

officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of rule

17g-1 exempts a joint insured bond provided and maintained by an investment company and one

or more other parties from section 17(d) of the Act and the rules thereunder. Rule 17g-1(j)(3)

requires that the board of directors of an investment company satisfy the fund governance

standards defined in rule 0-l(a)(7).

7.　　　Applicants request an exemption from rule 17g-1(d), (e) and (g) to the extent

necessary to permit the Managing Member or its affiliates to act and approve as required by the

rule, rather than a majority of the disinterested directors of JESOP or of the Managing Member.

JESOP will comply with all other requirements of rule 17g-1, except that JESOP requests an exemption from the requirements of rule 17g-1(g) and (h) relating to the filing of copies of

fidelity bonds and related information with the Commission and relating to the provisions of

notices to the board of directors, and an exemption from the requirements of rule 17g-1(j)(3) that

JESOP comply with the fund governance standards defined in rule 0-1(a)(7). The Managing

Member or an affiliate of the Managing Member will maintain the materials otherwise required

to be filed with the Commission by rule 17g-1(g) and agrees that all such material will be subject

to examination by the Commission and its staff. The Managing Member will designate a person

to maintain the records otherwise required to be filed with the Commission under paragraph

(g) of the rule.

8.   Applicants request an exemption from the requirements, contained in section 17(j)

of the Act and rule 17j-1 under the Act, that every registered investment company adopt a written

code of ethics and every "access person" of such registered investment company report to the

investment company with respect to transactions in any security in which such access person has,

or by reason of the transaction acquires, any direct or indirect beneficial ownership in the

security. Applicants request an exemption from the requirements in rule 17j-1, with the exception

of the antifraud provisions of rule 17j-1(b), because they are burdensome and unnecessary and

would serve little purpose in light of the community of interest among Members by virtue of their

common association with the Jefferies Group.

9.   Applicants request an exemption from the requirements in sections 30(a), 30(b),

and 30(e) of the Act, and the rules under those sections, that registered investment companies

prepare and file with the Commission and mail to their shareholders certain periodic reports and

financial statements. Applicants request exemptive relief to the extent necessary to permit

JESOP to report annually to its Members. Applicants also request an exemption from section 30(h) of the Act to the extent necessary to exempt the Managing Member, the Investment Manager, and any other persons who are subject to section 30(h), from filing Forms 3, 4 and 5 under section 16 of the Exchange Act with respect to their ownership of Interests.

10. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. JESOP will comply with rule 38a-1(a), (c) and (d), except that (i) because JESOP does not have a board of directors, the board of directors of the Managing Member will fulfill the responsibilities assigned to JESOP's board of directors under the rule, and (ii) because the board of directors of the Managing Member does not have any disinterested members, approval by a majority of the disinterested board members required by rule 38a-1 will not be obtained and (iii) since the board of directors of the Managing Member does not have any disinterested members, JESOP will comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the disinterested directors by having the chief compliance officer meet with the board of directors of the Managing Member as constituted.

Applicants' Conditions:

Applicants agree that the requested order will be subject to the following conditions:

1. Each proposed transaction otherwise prohibited by section 17(a) or section 17(d) and rule 17d-1 to which JESOP is a party (each a "Section 17 Transaction") will be effected only if the Investment Manager determines that:

(a) the terms of the Section 17 Transaction, including the consideration to be paid or

received, are fair and reasonable to the Members of JESOP and do not involve

overreaching of JESOP or its Members on the part of any person concerned;

(b) the Section 17 Transaction is consistent with the interests of the Members of

JESOP, JESOP's constitutive documents, and JESOP's reports to its Members; and

(c) the Section 17 Transaction is undertaken only in connection with the Termination.

The Investment Manager will record and preserve a description of all Section 17 Transactions, its

findings, the information or materials upon which its findings are based, and the basis therefor.

All such records will be maintained for the life of JESOP, and at least six years thereafter, and

will be subject to examination by the Commission and its staff. All such records will be

maintained in an easily accessible place for at least the first two years after such a transaction.

2. If JESOP makes purchases or sales from or to an entity affiliated with JESOP

because an officer, director or employee of the Jefferies Group either: (a) serves as an officer,

director, general partner or investment adviser of the entity, or (b) has a 5% or more investment

in the entity, such individual will not participate in JESOP's determination of whether or not to

effect the purchase or sale. Any such purchase or sale will be made only in connection with the

Termination.

3. The Investment Manager will adopt, and periodically review and update,

procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any

Section 17 Transaction, that (a) the Section 17 Transaction is only effected to facilitate the

Termination, and (b) the possible involvement in the Section 17 Transaction of any affiliated person or promoter of or principal underwriter for JESOP or any affiliated person of such person, promoter or principal underwriter, is made in accordance with these conditions.

4.   The Investment Manager will not invest the funds of JESOP in any securities other than Series E Interests of Holdings, shares of money market funds registered under the Act, and "eligible securities," as that term is defined in rule 2a-7 under the Act.

5.   The Managing Member will send, or cause to be sent, to each person who was a Member in JESOP at any time during the fiscal year then ended, JESOP's financial statements audited by independent accountants. At the end of each fiscal year, as of that year end, the Managing Member will make or have a valuation made of all the assets of JESOP. In addition, within 90 days after the end of each fiscal year of JESOP, or as soon as practicable thereafter, the Managing Member of JESOP shall send, or cause to be sent, a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns, and a report of the investment activities of JESOP during such fiscal year.

6.   JESOP, the Managing Member and the Investment Manager will maintain and preserve, for the life of JESOP and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports of JESOP to be sent to the Members, and agree that all such records will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

7. The requested relief will terminate on March 29, 2013 and after that date JESOP will not rely on any Commission rule under the Act that provides relief permitting the operation of employees' securities companies as such term is defined in section 2(a)(13) of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary